February 16, 2005



Mail Stop 4-8

William S. McCalmont
Executive Vice President and Chief Financial Officer
Ace Cash Express, Inc.
1231 Greenway Drive
Suite 600
Irving, Texas 75038

Re:	Form 10-K
      Filed September 10, 2004
	File No. 000-20774

Dear Mr. McCalmont:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures. Where indicated, we think you should revise your documents in response to these comments in future filings beginning with your Form 10-Q for the period ended March 31, 2005, as appropriate. Please provide us copies of your proposed disclosures in your response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business - page 3

1. Please disclose the year in which you were organized and your form of organization. Refer to Item 101(A)(1) of Regulation S-K.

2. Please include a reference to your segment disclosures presented in your financial statements. Refer to Item 101(B) of Regulation
S-
K.

3. Please disclose your Internet address. Refer to Item 101(E)(3) of
Regulation S-K.

4. Please disclose whether you make available free of charge on or through your Internet website your filed financial reports as soon as reasonably practicable after you electronically file such material with the SEC. Refer to Item 101(F)(4) of Regulation S-K.

Growth Strategy - page 5

5. Please expand your discussion and/or add a discussion related to your strategies and key decision making factors related to the following activities:

a) Acquiring new owned stores;
b) Opening new owned stores;
c) Selling existing owned stores;
d) Closing existing owned stores;
e) Opening new franchised stores;
f) Acquiring new franchised stores;
g) Closing existing franchised stores.

In your summary of significant accounting policies, please discuss your accounting policies relating to each of the above activities specifically disclosing how you account for the purchase or sale price and how you calculate and record gains or losses.

Introduce New Services - page 6

6. Please revise to provide an expanded discussion of the nature of your relationship with NetSpend, including whether you have a written agreement and, if so, its material terms.

Check Cashing - page 7

7. Please revise here and in the footnotes to the financial statements to disclose and discuss your policy for recognizing fee revenue on cashed checks. Clarify whether or not you record them net of an allowance for anticipated returned checks or how you otherwise account for fee revenues on returned checks. Quantify in MD&A the amount of fee revenue associated with returned checks.

8. Please revise here and in the footnotes to the financial statements to disclose where you record returned checks that are written-off in the statements of operations. Quantify the amounts of these write-offs in MD&A in each period presented.

Short-term Consumer Loans - page 7

9. Please revise here and throughout your document to clarify what you mean by the term "matured loans" and to clarify why you think the related provision for loan loss measure is appropriate.

Franchising - page 9

10. Please revise to provide an expanded discussion of how you qualify franchisees, including how they finance the acquisition of the franchise. For instance, we note the costs associated with the franchise itself and the additional costs of opening a store. Also, clarify whether or not you finance any of start-up or operating costs for your franchisees.

Other Services - page 9

11. Please revise to disclose how you utilize your self-service machines throughout the year. Revise the footnotes to the financial statements to clarify the amount invested in these machines, how you account for them, how you identify and measure impairment, to clarify the basis of any related deprecation policy and the depreciable life assigned to these assets. These appear to be seasonal use assets who`s use and associated fee revenue is not guaranteed.

New Store Economics - page 9

12. Please revise the tabular information of store revenues to clarify why you do not present this information for acquired stores.
Also, consider the usefulness to an investor of presenting separate information for franchised stores, particularly in light of your stated policy of increasing the number of these stores in the future.

Advertising and Marketing - page 13

13. Please revise to provide an expanded discussion of your ACE Plus program. Is enrollment free? Revise here and in the footnotes to the financial statements to clarify how you account for this program and you how your accounting considers the requirements of EITF 01-9.

Security - page 15

14. Please revise here and in the footnotes to the financial statements to discuss whether you receive any indemnification in the form insurance for these losses and, if so, how you account for it.



Relationship with Republic Bank - page 16

15. Please revise to provide a detailed discussion of the various services you provide to Republic Bank and how each of those services generates revenue. We note the significance of this relationship to your operations. Also, revise to discuss termination rights of this agreement by each party.

16. Please revise here and elsewhere, as appropriate, to clarify the basis for recording a liability for loan losses to Republic in other liabilities instead of in the allowance for loan losses. Disclose the authoritative basis for your accounting.

17. On page 43, we note that your agreement with Republic Bank can be terminated by either party if the quarterly loan loss rate of Republic Bank loans exceeds a specified level. Please disclose the contractual specified level and the actual level for each period reported.

Relationships with the Money Order and Moneygram Suppliers - page
18

18. You disclose here that in Note 3 to the financial statements you describe the security agreement with Moneygram. We have reviewed
Note 3 and are unable to locate the associated discussion. Please advise or revise, including the amount of and nature of the assets underlying the subordinated lien.

Legal Proceedings - page 19

19. Please revise here and in the footnotes to the financial statements to disclose managements` assessment of threatened and pending litigation on your financial positions, results of operations and cash flows.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - page 25

Critical Accounting Policies and Estimates - page 25

20. Please revise to include your policies for income taxes, goodwill, other intangibles and self-insurance liabilities or supplementally advise as to why you do not consider them critical. We note your disclosures on page 38.

21. Your current disclosures seem to reiterate your accounting policies as set forth in Note 1 to the financial statements. Please refer to Section V of Release Nos. 33-8350/34-48960 and revise this section to address the following for each critical accounting policy:

* Specifically identify why each policy is considered critical by management.
* Discuss why you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.
* Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.
* Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.
* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Revenue Analysis - page 26

22. Please revise here and in the footnotes to the financial statements to clarify where you present revenues from incentives and bonuses paid under your various vendor agreements. Provide a discussion of the effects of these revenues on your operations, quantifying the amounts recorded as revenues in each period.

23. Please revise the Business section to provide an expanded discussion of your agreements with payees under your bill payment business. Discuss the terms of these relationships, including associated agreements and any fee arrangements with payees.

Loan Portfolio - page 32

24. Please revise here and throughout the document to include loan portfolio and allowance for loan loss information for each period for which you present a statement earnings. We note the significant effect of these activities on earnings.

25. We note your allowance for loan loss roll-forward includes components related to your loan portfolio and loans serviced for Republic. Since the risk characteristics are different for each set of loans, in addition to your aggregated disclosure, please revise to provide disaggregated roll- forwards for each set of loans. Furthermore, provide quantified information of the reserves established by Republic in each period and the activity in those reserves, clarifying how you determine your liability for amounts in excess of Republics established reserves. Revise your discussions of the activities in the allowance for loan losses, in addition to your aggregated discussion, to discuss separately the activity in each set of loans.

26. Please revise to provide a roll-forward of your loans receivable for each period presented in your financial statements, including originations, principle payments and charge-offs.

27. We note that at the end of each fiscal quarter, you analyze the loan loss provision and the allowance to determine if the allowance is adequate based on your understanding of numerous factors and if necessary you make adjustments. As of each reported period end, please disclose the amount of this adjustment and discuss the main qualitative items that factored in your decision.

28. Please refer to paragraph 13(c) of SOP 01-6 and revise to disclose your policy for the following:

* Placing loans on non-accrual status (or discontinuing accrual of interest),
* Recording payments received on non-accrual loans,
* Resuming accrual of interest on non-accrual loans,
* Determining past due or delinquency status (that is, whether past due status is based on how recently payments have been received or contractual terms).

29. Please revise to provide tabular disclosure of non-accrual loans and loans past due ninety days or more at each balance-sheet date. Refer to paragraph 13(g) of SOP 01-6.

Off-Balance Sheet Arrangement with Republic Bank

30. Please revise this section to provide a roll-forward of loans you service to Republic for each period presented, enhancing your discussions of both the allowance for loan losses and your contingent liabilities. Include originations, principle repayments and charge-offs. Clearly identify the loans as not being included in your balance sheet.

Self-Service Machine Funding Arrangements - page 37

31. We note your disclosure regarding the financing you obtained for the 2004 tax season. Please discuss and analyze your strategies regarding the types of financing that are reasonably likely to be available for future tax seasons. Discuss the impact on your cash position and liquidity should these types of financing be unavailable.

Financial Statements

Consolidated Statements of Cash Flows - page 57

32. Please revise to classify cash flows from money orders as an operating activity as these amounts represent the cash effects of transactions that enter into the determination of net income.
Refer
to paragraph 21 of SFAS 95.

33. Please revise to report the total store acquisition purchase price, net of cash received, in the investing section of the statement of cash flows for all periods presented.

Note 1. Summary of Significant Accounting Policies - page 58

Revenue Recognition Policy - page 58

34. Please revise here and in the Business section to specifically disclose the nature of the products and services in which you act in an agency capacity. Clarify how you considered EITF 99-19 in determining the appropriateness of your accounting.

Accounts Receivable, Net - page 59

35. Please revise to disclose why you record an allowance on amounts due from business partners, such as Republic and Moneygram, including the specific nature of the uncertainties related to the collection of these receivables.

Derivative Instruments and Hedging Activities - page 62

36. Please disclose the specific line items in your balance sheet, statement of earnings, and statement of cash flows in which you report your derivative financial instruments and their related gains and losses. Refer to Rule 408(n)(7) of Regulation S-X.

Note 2.  Operating Segments - page 66

37. Please revise to provide the disclosures required by paragraph 32(c) of SFAS 131 for all periods presented.

Note 3.  Financing Arrangements and Moneygram Agreement - page 66

Self-Service Machine Funding Arrangements - page 69

38. Please revise to disclose the terms of the multi-year license agreement with H&R Block, including the number of years covered by the agreement, the nature and amount of fees payable and all other material terms.

Note 11.  Shareholders` Equity - page 75

39. Please revise your discussion of stock incentive plans to disclose the restrictions placed on restricted stock awards and how those restrictions are cured.

Note 20. Summarized Quarterly Financial Data (unaudited) - page 80

40. Please disclose the store gross margin in your quarterly financial data. Refer to Item 302(A)(1) of Regulation S-K.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. In your response, please key your responses to our comments, tell us of your intent to provide the requested disclosures in future filings and provide us drafts of those disclosures. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley at 202-824-5568 or Paul Cline at
202-942-1782 if you have questions regarding comments.


Sincerely,



Paul Cline
	Senior Accountant


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William S. McCalmont
Ace Cash Express, Inc.
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